

Mail Stop 3561

August 30, 2016

Ruben Gonzales
Chief Executive Officer
Koo'Toor Design, Inc.
116 Grove Street
Roseville, CA 95678

> **Re:** **Koo'Toor Design, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 19, 2016**
> **File No. 333-212541**

Dear Mr. Gonzales:

We have reviewed your amended registration statement and have the following comment, in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments. The reference to a prior comment is to that comment in our August 9, 2016 letter.

General

1. We note your response to comment 3 and reissue the comment. Please confirm that you will provide us with copies of all written communications that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Sharon D. Mitchell, Esq.